                                                                       Exhibit 8


                                           Contacts: Dr Mark Goble
                                                     John Bradshaw
                                                     Gyrus Group PLC
                                                     011-44-1222-300100

                                                     John L. Shannon Jr.
                                                     Thomas F. Murphy
                                                     Everest Medical Corporation
                                                     (612) 473-6262


FOR IMMEDIATE RELEASE

March 16, 2000

            GYRUS GROUP PLC COMMENCES TENDER OFFER FOR ALL COMMON AND
                 PREFERRED STOCK OF EVEREST MEDICAL CORPORATION

Minneapolis, March 16 -- Gyrus Group PLC, a public limited company organized under the laws of England and Wales, and Everest Medical Corporation (NASDAQ:
EVMD) today announced that Gyrus Group has commenced a tender offer for all outstanding shares of common and preferred stock of Everest Medical. This tender offer is being commenced as part of Gyrus Group PLC's proposed acquisition of Everest Medical under the terms of a merger agreement signed and announced on February 23, 2000. Gyrus Group PLC, a worldwide leader in RF surgical systems, is located in the United Kingdom. Everest Medical is a leading developer, manufacturer and marketer of innovative RF surgical solutions for less invasive surgery markets.

Under the terms of the tender offer, a subsidiary of Gyrus Group is offering to purchase all outstanding shares of common and preferred stock of Everest Medical at a per share offer price of $4.85 per share in cash with an aggregate purchase price of approximately $51.6 million. This per share offer price is the same price shareholders of Everest Medical will receive in the merger. If this tender offer is successful, Everest Medical will merge with a subsidiary of Gyrus Group. The tender offer will commence today and is scheduled to expire at 12:00 noon, Eastern Standard Time, on April 13, 2000, unless extended. The tender offer is subject to certain customary conditions, including that holders of at least a majority of an aggregate of the outstanding shares of common and preferred stock agree to tender their shares. In addition, the tender offer is subject to the completion of a placing and offering of Gyrus Group shares in the United Kingdom. This placing and open offer has been fully underwritten by Nomura International plc. The proceeds of this placing and offering will be used to fund the tender offer.

The Board of Directors of Everest Medical, upon the unanimous recommendation of a Special Committee of the Board comprised of non-employee directors, has unanimously approved the tender offer and the merger and recommends that shareholders of Everest Medical tender their shares in the tender offer. The Special Committee also received an opinion from Dougherty & Company LLC, its financial advisor, that the Gyrus Group offer is fair to Everest Medical shareholders from a financial point of view.

Gyrus Group has filed with the Securities and Exchange Commission and has mailed to shareholders of Everest Medical an offer to purchase and other documents in connection with the tender offer. Everest Medical has also filed with the Securities and Exchange Commission and has mailed to its shareholders its statement of recommendation of the tender offer.

IMPORTANT INFORMATION: WE HAVE COMMENCED THE TENDER OFFER DESCRIBED IN THIS ANNOUNCEMENT. THE OFFEROR HAS FILED A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENT THAT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TENDER OFFER. OR, YOU MAY OBTAIN THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AT NO CHARGE. IF YOU REQUEST A COPY OF ANY OF THE TENDER OFFER STATEMENT (EXCLUDING EXHIBITS), THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY THAT WE HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THEN WE WILL SEND TO YOU THE COPIES THAT YOU REQUESTED AT NO CHARGE. YOU SHOULD DIRECT A REQUEST FOR SUCH COPIES TO MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, NEW YORK, NY 10010, (212) 929-5500 (CALL COLLECT) OR (800) 322-2885 (CALL TOLL FREE).

These materials do not constitute an offer of securities of Gyrus Group PLC for sale in the United States. The securities of Gyrus Group PLC referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration thereunder or an available exemption therefrom.